Exhibit 99.1

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

13 June 2014

BARCLAYS PLC AND BARCLAYS BANK PLC OFFER TO EXCHANGE EXISTING T1 SECURITIES FOR NEW AT1 SECURITIES: RESULTS ANNOUNCEMENT

On 15 May 2014, Barclays PLC (“Barclays”) and Barclays Bank PLC (“Barclays Bank”, and together with Barclays, the “Offerors”) launched invitations to holders (“Holders”) of certain existing Tier 1 securities (the “Existing T1 Securities”) issued by Barclays Bank to offer to exchange any or all of such securities for new additional tier 1 securities (the “New AT1 Securities”) to be issued by Barclays (the “Exchange Offers”), as the next step in the transition of the Group’s capital structure.

Further to such invitations the Offerors hereby announce that, as of the Expiration Date for the Exchange Offers (being 11:59 p.m. (New York City time) on 12 June 2014), the aggregate principal amount of each Series of Existing T1 Securities validly tendered and accepted for exchange, and the aggregate principal amount of each Series of New AT1 Securities to be issued, is as set out in the tables below:

Sterling Exchange Offer

Sterling T1 Securities	ISIN	Exchange Price (per £1,000 principal amount of Sterling T1 Securities)	Principal Amount Outstanding	Principal Amount Accepted for Exchange	Principal Amount Outstanding following Sterling Exchange Offer
6% Callable Perpetual Core Tier One Notes	XS0150052388	£1,040 principal amount of Sterling AT1 Securities	£90,501,000	£77,962,000	£12,539,000

5.3304% Step-up Callable Perpetual Reserve Capital Instruments	XS0248675364	£960 principal amount of Sterling AT1 Securities	£81,481,000	£46,108,000	£35,373,000

6.3688% Step-up Callable Perpetual Reserve Capital Instruments	XS0305103482	£1,050 principal amount of Sterling AT1 Securities	£94,703,000	£61,550,000	£33,153,000

6.0% Non-Cumulative Callable Preference Shares	XS0222208539	£1,030 principal amount of Sterling AT1 Securities	£750,000,000	£540,700,000	£209,300,000

Exhibit 99.1

New AT1 Securities	ISIN	Initial Interest Rate	Reset Sterling Interest Margin	Conversion Price	First Call Date	Aggregate Principal Amount to be Issued
Sterling AT1 Securities	XS1068561098	7.00%	5.084%	£1.65	15 September 2019	£697,602,000

Euro Exchange Offer

Euro T1 Securities	ISIN	Exchange Price (per €1,000 principal amount of Euro T1 Securities)	Principal Amount Outstanding	Principal Amount Accepted for Exchange	Principal Amount Outstanding following Euro Exchange Offer
4.75% Non-Cumulative Callable Preference Shares	XS0214398199	€1,000 principal amount of Euro AT1 Securities	€1,400,000,000	€1,081,440,000	€318,560,000

New AT1 Securities	ISIN	Initial Interest Rate	Reset Euro Interest Margin	Conversion Price	First Call Date	Aggregate Principal Amount to be Issued
Euro AT1 Securities	XS1068574828	6.50%	5.875%	€2.02	15 September 2019	€1,076,730,000

Dollar Exchange Offer

Dollar T1 Securities	ISIN / CUSIP	Exchange Price (per $1,000 principal amount of Dollar T1 Securities)	Principal Amount Outstanding	Principal Amount Accepted for Exchange	Principal Amount Outstanding following Dollar Exchange Offer
6.86% Callable Perpetual Core Tier One Notes	XS0155141830;US06738CAG42 / 06738CAG4	$1,135 principal amount of Dollar AT1 Securities	$681,013,000	$111,813,000	$569,200,000

5.926% Step-up Callable Perpetual Reserve Capital Instruments	XS0269453139; US06739FEY34 / 06739FEY3	$1,090 principal amount of Dollar AT1 Securities	$533,064,000	$374,067,000	$158,997,000

7.434% Step-up Callable Perpetual Reserve Capital Instruments	XS0322792010;US06739GAD16 / 06739GAD1	$1,155 principal amount of Dollar AT1 Securities	$346,565,000	$229,414,000	$117,151,000

6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1	US06738C8284 / 06738C828	$1,060 principal amount of Dollar AT1 Securities	$1,000,000,000	$418,670,000	$581,330,000

Exhibit 99.1

New AT1 Securities	ISIN / CUSIP	Initial Interest Rate	Reset Dollar Interest Margin	Conversion Price	First Call Date	Aggregate Principal Amount to be Issued
Dollar AT1 Securities	US06738EAB11 / 06738E AB1	6.625%	5.022%	$2.77	15 September 2019	$1,211,446,000

The Exchange Offers have now expired and no further Existing T1 Securities will be accepted for exchange. The Existing T1 Securities that have not been accepted for exchange will remain outstanding following the Exchange Offers.

The Minimum New Issue Size has been satisfied in respect of each Exchange Offer.

On the Settlement Date (which is expected to be 17 June 2014), Holders of Existing T1 Securities accepted for exchange by the Offerors will receive a principal amount of New AT1 Securities as set out in the tables above under “Exchange Price”, plus any applicable Cash Payment Amount and (if applicable) any cash amounts in lieu of fractional New AT1 Securities in the currency of the relevant Series of New AT1 Securities.

All the TONs and the RCIs accepted for exchange pursuant to the Exchange Offers will be cancelled. All the Preference Shares accepted for exchange pursuant to the Exchange Offers are expected to be bought back by Barclays Bank from Barclays and then cancelled by Barclays Bank.

The Exchange Offers remain subject to the terms and conditions set out in the prospectus dated 10 June 2014 (the “Prospectus”) and the Form F-4 Registration Statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on 15 May 2014 (as amended on 5 June 2014), which was declared effective on 10 June 2014. Copies of the Prospectus and the Registration Statement are available for free by visiting EDGAR on the SEC website at www.sec.gov or from the Exchange Agents whose contact details are set out at the end of this announcement.

Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Prospectus.

Further Information

A complete description of the terms and conditions of the Exchange Offers is set out in the Prospectus. Any questions or requests for assistance may be directed to the Dealer Managers or the Exchange Agents at their respective telephone numbers as set forth below. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

Exhibit 99.1

The Dollar Exchange Agent is:

Global Bondholder Services Corporation

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): 65 Broadway – Suite 404 New York, New York 10006 United States of America Attn: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): (212) 430-3775/3779 Email: info@gbsc-usa.com Confirm by Telephone: (212) 430-3774 Toll free: (866) 470-4500

The Sterling and Euro Exchange Agent is:

Lucid Issuer Services Limited

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Leroy House 436 Essex Road London N1 3QP United Kingdom Attn: Thomas Choquet / Yves Theis	By Facsimile Transmission (for Eligible Institutions only): +44 20 7067 9098 Email: barclays@lucid-is.com Confirm by Telephone: +44 20 7704 0880

The Sole Global Coordinator and Lead Dealer Manager for the Exchange Offers is:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

In the United States:

U.S. Toll-Free: +1 (800) 438-3242

Collect: +1 (212) 528-7581

Fax: +1 (646) 834-0584

Email: us.lm@barclays.com

Attention: Liability Management Group

In Europe:

Tel: +44(0) 20 3134 8515

Fax: +44(0) 20 7516 7379

Email: eu.lm@barclays.com

Attention: Liability Management Group

Exhibit 99.1

The Joint Dealer Managers for the Dollar Exchange Offers are:

Banco Bilbao Vizcaya Argentaria, S.A.

One Canada Square

44th Floor

Canary Wharf

London E14 5AA

United Kingdom

In Europe:

Tel: + 44 (0)207 397 60 29

Attention: Gianmarco Deiana

Email: gianmarco.deiana@bbva.com

Merrill Lynch, Pierce Fenner & Smith Incorporated

214 North Tryon Street, 21st Floor

Charlotte, NC 28255

United States

In the United States:

U.S. Toll-Free: +1 (888) 292-0070

Collect: +1 (980) 683-3215

Attention: Debt Advisory

In Europe:

Tel: +44 (0)20 7995 3715 / +44 (0)20 7996 0867

Email: john.m.cavanagh@baml.com / karl.bystedtwikblom@baml.com

Attention: John Cavanagh / Karl Bystedt Wikblom

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention: Liability Management Group

Tel: +44 20 79868969

Email: liabilitymanagement.europe@citi.com

ING Financial Markets LLC

1325 Avenue of the Americas

New York, NY 10019

United States

In the United States:

U.S. Toll-Free: +1 (877) 446-4930

Collect: +1 (646) 424-6000

Fax: +1 (646) 424-6064

Attention: Debt Capital Markets

SMBC Nikko Capital Markets Limited One New Change London EC4M 9AF United Kingdom In Europe: Email: lntm@smbcnikko-cm.com

Exhibit 99.1

The Joint Dealer Managers for the Sterling Exchange Offer and the Euro Exchange Offer are:

Crédit Agricole Corporate and Investment Bank Broadwalk House 5 Appold Street London EC2A 2DA United Kingdom In Europe: Tel: +44 (0)20 7214 7140 Email: liability.management@ca-cib.com	Credit Suisse Securities (Europe) Limited One Cabot Square Canary Wharf London E14 4QJ United Kingdom In Europe: Tel: +44 (0)20 7883 8763 Email: liability.management@credit-suisse.com

Lloyds Securities Inc.

1095 Avenue of the Americas

New York, NY 10036

United States

In Europe:

Tel: +44 (0)20 7158 2720

Email:

Liability.Management@lloydsbanking.com

Attention: Liability Management Group

Natixis 30, avenue Pierre Mendès-France 75013 Paris France In Europe: Tel: +33 1 58 55 27 89 Email: legal.bonds@natixis.com Attention: Legal Bonds

Swedbank AB (publ) Large Corporates & Institutions SE-105 34 Stockholm Sweden Attention: Legal In Europe: Email: dcm.legal@swedbank.se	UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Attention: Liability Management Group In Europe: Tel: +44 (0)20 7567 0525 Email: mark-t.watkins@ubs.com / mahmoud.abdelaal@ubs.com

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Richard Caven

+ 44 (0) 207 116 2809

Sofia Lonnqvist

+44 (0) 207 116 5716

Exhibit 99.1

Barclays Treasury

Jennifer Moreland

+ 44 (0) 203 555 4495

Tim Allen

+44 (0) 203 134 6290

Disclaimer

This announcement must be read in conjunction with the Prospectus. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement, and this announcement does not constitute an offer of any securities for sale. As described above, Barclays has filed a Registration Statement and Prospectus with the SEC in relation to the Exchange Offers.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.